FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

    Item

      1

MATERIAL EVENT

GENERAL ORDINARY AND EXTRAORDINARY MEETING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: February 27th, 2020	By:	/s/ Ernesto Gallardo
		Name:	Ernesto Gallardo
		Title:	Chief Financial Officer

BANCO BBVA ARGENTINA S. A.

The Shareholders of Banco BBVA Argentina S.A., are hereby convened to the General Ordinary and Extraordinary Meeting to be held on April 7, 2020, at 4 p.m., on first call, and if the necessary quorum is not achieved, the adjourned meeting to be held the same day at 5 p.m. If the necessary quorum is not achieved to hold an Extraordinary Meeting to deal with Items 4 and 5 of the Agenda, such meeting shall be convened, on second call, subsequently. The Meeting shall be held at Av. Córdoba 111, 1st. Floor, city of Buenos Aires, which is not the principal place of business, to deal with the following:

Agenda

1)	Appointment of two shareholders to prepare and sign the Meeting minutes, together with the Chairman of the Meeting.

2)

Consideration of the Annual Report, BBVA Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year No. 145, ended on December 31, 2019.

3)	Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee.

4)

Consideration of the results of the corporate Fiscal Year No. 145 ended on December 31, 2019. Treatment of the not-classified results as of December 31, 2019, for the amount of AR$ 31,008,199,765.84. It is proposed to apply: a) AR$ 6,201,639,953.17 to the Legal Reserve; and b) AR$ 24,806,559,812.67 to the voluntary reserve for future distribution of results pursuant the Argentine Central Bank Distribution of Results, Ordered Text.

5)

Partial write-off of the voluntary reserve fund, for future profit distributions, to apply the amount of AR$ 2,500,000,000 to the payment of a cash dividend subject to the prior authorization of the Central Bank of the Argentine Republic. Delegate to the Board the determination of a date to make dividends available to the Shareholders.

6)	Consideration of the Board remuneration corresponding to the Fiscal Year No 145, ended on December 31, 2019.

7)	Consideration of the Supervisory Committee remuneration corresponding to the Fiscal Year No 145, ended on December 31, 2019.

8)

Determination of the number of members of the Board of Directors and appointment of Directors, as appropriate. Authorization for carrying out the proceedings and filings and registration of the adopted resolutions.

9)	Appointment of three Regular Statutory Auditors and three Alternate Statutory Auditors for the current fiscal year Statutory Auditors’ Committee.

10)	Compensation of certifying accountant of the Financial Statements for the fiscal year No. 145 ended December 31, 2019.

11)	Appointment of the certifying accountant for the financial statements corresponding to fiscal year 2020.

12)	Allocation of the budget to the Audit Committee under the Capital Markets Law No. 26.831 to hire professional advice.

Notes:

(a) Deposit of evidence and certificates: The Shareholders shall deposit the certificate issued by Caja de Valores S.A. evidencing his / her position in the company to attend the Meeting (section 238 of the Argentine Companies Law). The deposit shall be made in the Securities Office – Custody located at Reconquista 199, Ground Floor, Central Hall, Autonomous City of Buenos Aires, from Monday to Friday, 10 a.m. to 3 p.m., up to and including March 31 2020. The Company will deliver the evidence to be used for participating in the Meeting. The Shareholders attorneys-in-fact that are willing to attend the Meeting are required to appear at Av. Córdoba 111, 1st. Floor, Autonomous City of Buenos Aires, with the relevant documents, one hour in advance to the beginning of the Meeting for providing duly the documentation required.

(b) For consideration of Items 4 and 5 of the Agenda, the Meeting shall be Extraordinary.

The documents to be considered at the Meeting are made available for Shareholders: (i) in the Securities Office – Custody, located at 199, Ground Floor, Central Hall, Autonomous City of Buenos Aires; and (ii) through the Investor Relations Department, Attention: Inés Lanusse (investorelations-arg@bbva.com).

Mr. Jorge Delfín Luna, Vice president-in-office of the Presidency of Banco BBVA Argentina S.A., has been appointed as such by minutes of the Board of Directors Meeeting held on April 24, 2019.

Jorge Delfín Luna – Vice president-in-office of the Presidency.

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